# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPYRE THERAPEUTICS, INC., CIK 0001636282
CUSIP: 00773J202
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 06/23/2026
Amends the filing with accession number 0001193125-23-180612
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,835,440; sole dispositive power 0; shared dispositive power 8,835,440; aggregate amount beneficially owned 8,835,440 (9.15% of the class)
  Comment: The securities represent 8,835,440 shares of common stock, $0.0001 par value per share (the "Common Stock") issuable upon conversion of 220,886 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), held directly by Fairmount Healthcare Fund II L.P. ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 96,572,019 shares of Common Stock outstanding as of June 23, 2026, consisting of (i) 86,841,253 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Form 10-Q filed on May 5, 2026, (ii) 666,680 shares of Common Stock issued upon the June 23, 2026 conversion by Fund II of 16,667 shares of the Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") (iii) 228,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iv) 8,835,440 shares of Common Stock underlying the 220,886 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,835,440; sole dispositive power 0; shared dispositive power 8,835,440; aggregate amount beneficially owned 8,835,440 (9.15% of the class)
  Comment: The securities represent 8,835,440 shares of Common Stock issuable upon conversion of 220,886 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 96,572,019 shares of Common Stock outstanding as of June 23, 2026, consisting of (i) 86,841,253 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Form 10-Q filed on May 5, 2026, (ii) 666,680 shares of Common Stock issued upon the June 23, 2026 conversion by Fund II of 16,667 shares of the Series B Preferred Stock (iii) 228,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iv) 8,835,440 shares of Common Stock underlying the 220,886 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 520,361; shared voting power 9,146,840; sole dispositive power 520,361; shared dispositive power 9,146,840; aggregate amount beneficially owned 9,667,201 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Harwin, (b) 114,323 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Harwin*, and (c) Fund II's direct holdings of 9,146,840 shares of Common Stock issuable upon conversion of 228,671 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 96,769,096 shares of Common Stock outstanding as of June 23, 2026, consisting of (i) 86,841,253 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Form 10-Q filed on May 5, 2026, (ii) 666,680 shares of Common Stock issued upon the June 23, 2026 conversion by Fund II of 16,667 shares of the Series B Preferred Stock, (iii) 114,323 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Harwin and (iii) 9,146,840 shares of Common Stock underlying the 228,671 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 520,361; shared voting power 9,146,840; sole dispositive power 520,361; shared dispositive power 9,146,840; aggregate amount beneficially owned 9,667,201 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Kiselak, (b) 114,323 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Kiselak*, and (c) Fund II's direct holdings of 9,146,840 shares of Common Stock issuable upon conversion of 228,671 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 96,769,096 shares of Common Stock outstanding as of June 23, 2026, consisting of (i) 86,841,253 shares of Common Stock outstanding as of April 28, 2026, as reported in the Company's Form 10-Q filed on May 5, 2026, (ii) 666,680 shares of Common Stock issued upon the June 23, 2026 conversion by Fund II of 16,667 shares of the Series B Preferred Stock, (iii) 114,323 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Harwin and (iii) 9,146,840 shares of Common Stock underlying the 228,671 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: SPYRE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2023, Amendment No. 1 filed on November 29, 2023, Amendment No. 2 filed on December 11, 2023, Amendment No. 3 filed on December 29, 2023, Amendment No. 4 filed on April 25, 2024, Amendment No. 5 filed on October 17, 2025, and Amendment No. 6 filed on April 20, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 23, 2026, Fund II delivered to the Company a notice of conversion pursuant to Section 6.2 of the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the "Certificate of Designation") to convert 16,667 shares of Series B Preferred Stock into 666,680 shares of Common Stock, in accordance with the terms of the Certificate of Designation. The conversion was effected for no cash consideration pursuant to the Certificate of Designation.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Resignation of Peter Harwin

On May 27, 2026, Peter Harwin resigned from the Board of Directors of the Company. Mr. Harwin's resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 7 is incorporated by reference herein.

Together, the Reporting Persons' securities include (i) 8,581,440 shares of Common Stock issuable upon conversion of 214,536 shares of Series A Preferred Stock subject to the 9.99% beneficial ownership limitation applied to all of the securities owned by the Reporting Persons and (ii) 228,646 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing. The securities exclude 5,260,360 shares of Common Stock issuable upon conversion of 131,509 shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 7 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

On June 23, 2026, Fund II sold in a block trade a total of 4,684,781 shares of Common Stock at a price of $85.31 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement 99.1 (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on October 17, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (06/23/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (06/23/2026)